Amended and Restated Schedule A
To the
American Beacon Funds
Investment Advisory Agreement
between
American Beacon Advisors, Inc.
and
GAM International Management Limited
     American Beacon Advisors, Inc. (“Manager”) shall pay compensation to GAM International Management Limited (“Adviser”) pursuant to Section 4 of the Investment Advisory Agreement between said parties for rendering investment management services with respect to the American Beacon Flexible Bond Fund in accordance with the following annual percentage rates for all Trust assets under Adviser’s management*:

First $50 million	0.55 of 1%
Next $50 million	0.50 of 1%
Over $100 million	0.47 of 1%
     If the management of the accounts commences or terminates at any time other than the beginning or end of a calendar quarter, the fee shall be prorated based on the portion of such calendar quarter during which the Agreement was in force.
Dated: as of August 10, 2011

GAM International Management Limited			American Beacon Advisors, Inc.

By:	/s/ Craig Wallis Name: Craig Wallis Title: Director	By:	/s/ Gene L. Needles, Jr. Gene L. Needles, Jr. President & CEO

By:	/s/ Richard Cull Name: Richard Cull Title: Authorised Signatory

*	The minimum annual compensation to Adviser under this Schedule shall be $100,000 (pro-rated in the event of a termination date other than an anniversary of the Investment Management Agreement between Manager and Adviser).

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